Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

Call Center Talking Points re:

Merger of Lincoln Financial and Jefferson Pilot

Today’s merger announcement means that we will be joining forces with Lincoln Financial/Jefferson Pilot to build a larger, more dynamic organization.

We will become a more powerful leader in the insurance and financial services industry, than we are today.

The merged company will operate under the Lincoln Financial Group brand name.

But our commitment to the clients and policyholders of both companies remains unchanged.

The merger announcement signals the beginning of a long process of planning for integration during 2006.

This means we don’t have all the answers today. Many questions will need to be resolved over the next 6 months before integration.

However, we do know that we have no intention of causing any disruption to our clients or policyholders. There will be no changes in your current contract/policy.

You do not need to take any action or have any concerns about your contract/policy. We also don’t expect your agent of record/distribution contact to change.

We will continue to operate as two independent companies until the close of the transaction. The closing is expected at the end of the first quarter in 2006.

After the necessary regulatory permissions are granted, you may receive periodic communications from us, as we begin the integration process in 2006. But we cannot integrate operations until after the closing.

Strategic Rationale

The merger is an ideal strategic fit in many ways.

By combining forces, we expand and enhance each other’s product and distribution capabilities.

We will diversify our earnings and substantially increase the scale of our operations, allowing us to build greater value for our shareholders over the long term, through both revenue-enhancing activities and greater efficiency.

Integration highlights

The merger will create a new organizational structure for Lincoln Financial Group, which will continue to be headquartered in Philadelphia.

The combined company will draw on senior management talent from both organizations, so there will be management continuity in key roles.

•	Jon Boscia will be Chairman and Chief Executive Officer.

•	Dennis Glass will be President and Chief Operating Officer.

We will organize our life insurance and annuity operations to serve distinct individual and employer markets.

•	Mark Konen will lead Individual Markets.

•	Wes Thompson will lead Employer Markets.

Individual life insurance operations will be centered in Greensboro, with significant operations in other key cities, including Concord and Hartford. Annuity product operations, including our 401(k) and 403(b) businesses, will be based in Fort Wayne.

In addition to 401(k), 403(b) and COLI, the employer markets organization will include Jefferson Pilot’s group insurance operations based in Omaha.

Delaware InvestmentsSM retail and institutional products will be manufactured and managed by the asset management group based in Philadelphia, with the exception of the Director 401(k) product, which will move to the employer-sponsored channel (as noted above).

•	Jude Driscoll will lead Asset Management.

We will establish a “shared service structure” for individual insurance and annuity operations and IT. This will enable us to achieve greater operational efficiencies and leverage our enhanced scale.

•	Chuck Cornelio will lead Shared Services/IT.

Our retail broker/dealers will operate under current management, which will look for long-term integration possibilities.

•	Bob Dineen will lead Lincoln Financial Advisors.

Warren May will lead our broad wholesaling and marketing organization for life, annuity and investment products across all distribution, which we call Lincoln Financial Distributors.

Integration process

The future President and Chief Operating Officer, Dennis Glass, will oversee the integration process. Integration teams will include employees that represent the affected areas of both companies.

Many of the changes we will be making in the interim are changes that we would make to support our current business strategies regardless of the merger. Any changes that we may make should have no negative impact on clients or policyholders.

Integration will begin immediately after the close of the transaction, which is expected at the end of the first quarter of 2006. The process of integration is expected to take up to 2 years from the date of closing.

Mission & Values

Lincoln Financial and Jefferson Pilot are highly complementary organizations in terms of the markets we serve and the values we share.

We both recently celebrated our centennials and heritage of financial strength.

Each company also shares a commitment to excellence and integrity as the hallmarks of our success. Together, we will continue to build a high-performance culture.

Media inquiries - If the media contacts you for information, please refer all inquiries to Tom Johnson, 215 448-1454.

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In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.